

October 1, 2010

By U.S. Mail and facsimile to 011 55 21 3131 0294

Mr. Francis James Leahy Meaney, Chief Executive Officer
Contax Participacoes S.A.
Rua do Passeio, 56 – 16 Andar
Rio de Janeiro – RJ - Brazil   20021 - 290

> **Re: Contax Participacoes S.A.**
> **Form 20-F for the year ended December 31, 2009**
> **File No. 000-51490**

Dear Mr. Leahy:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief